UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 4, 2003

LVMH MOËT HENNESSY LOUIS VUITTON
 (Translation of registrant's name into English)

22, avenue Avenue Montaigne 75008 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2: 82- .)

INDEX

Item	Page

Press Release dated September 4, 2003	1

Signature	2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By:	/s/ Patrick Houel

Executive Vice President and
Chief Financial Officer

Dated: September 4, 2003

LVMH MOET HENNESSY LOUIS VUITTON
Limited liability company (Société Anonyme) with a capital of 146 981 223 EUROS
Corporate offices : 22, AVENUE MONTAIGNE 75 008 PARIS
Register of Commerce and Companies PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

I - QUARTERLY NET SALES OF THE HOLDING COMPANY (STANDING ALONE)

(EUR millions)

	2003	2002

Dividends and other incomes received from subsidiaries

First quarter	0	0
Second quarter	825	43
Third quarter
Fourth quarter

	825	43

Incomes from other activities

First quarter	14	20
Second quarter	32	58
Third quarter
Fourth quarter

	46	78

Total

First quarter	14	20
Second quarter	857	101
Third quarter
Fourth quarter

	871	121

LVMH MOET HENNESSY LOUIS VUITTON
Limited liability company (Société Anonyme) with a capital of 146 981 223 EUROS
Corporate offices : 22, AVENUE MONTAIGNE 75 008 PARIS
Register of Commerce and Companies PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

II - GROUP QUARTERLY CONSOLIDATED NET SALES

(EUR millions)
	Second quarter	Second quarter
	2003	2002

Wines and Spirits

First quarter	407	457
Second quarter	390	459
Third quarter
Fourth quarter

	797	916

Fashion and Leather Goods

First quarter	1,068	1,087
Second quarter	828	936
Third quarter
Fourth quarter

	1,896	2,023	(1)

Perfumes and Cosmetics

First quarter	486	495
Second quarter	488	564
Third quarter
Fourth quarter

	974	1,059

Watches and Jewelry

First quarter	97	122
Second quarter	113	133
Third quarter
Fourth quarter

	210	255

Selective Retailing

First quarter	745	780
Second quarter	608	780
Third quarter
Fourth quarter

	1,353	1,560

Other Activities and Eliminations

First quarter	(2)	14
Second quarter	8	(9)
Third quarter
Fourth quarter

	6	5	(1)

CONSOLIDATED NET SALES

First quarter	2,801	2,955
Second quarter	2,435	2,863
Third quarter
Fourth quarter

	5,236	5,818

(1) As E.luxury.com was reclassified from "Other Activities" to "Fashion & Leather Goods", the data for 2002 were restated in order to allow for comparisons